AB CARVAL CREDIT OPPORTUNITIES FUND

Plan pursuant to Rule 18f-3

under the Investment Company Act of 1940

Effective [ ], 2024

The Plan (the “Plan”) pursuant to Rule 18f-3 under the Investment Company Act of 1940 (the “Act”) of AB CarVal Credit Opportunities Fund (the “Fund”) sets forth the general characteristics of, and the general conditions under which the Fund may offer, multiple classes of shares.1 This Plan may be revised or amended from time to time as provided below.

Class Designations

The Fund may from time to time issue one or more of the following classes of shares: Class A shares, Class C shares, Advisor Class shares and Class U shares. Each of the four classes of shares will represent interests in the same portfolio of investments of the Fund and, except as described herein, shall have the same rights and obligations as each other class. Each class shall be subject to such investment minimums and other conditions of eligibility as are set forth in one or more private placement memorandums or prospectuses, as applicable, through which such shares are issued, as from time to time in effect (each, an “Offering Document”).

Class Characteristics

Class A shares are offered at a public offering price that is equal to their net asset value (“NAV”) plus an initial sales charge, as set forth in the applicable Offering Document. Class A shares may also be subject to a Rule 12b-1 fee, which may include a service fee and, under certain circumstances, a contingent deferred sales charge (“CDSC”), as described in the applicable Offering Document.

Class C shares are offered at their NAV, without any initial sales charge, and may be subject to a CDSC and a Rule 12b-1 fee, which may include a service fee, as described in the applicable Offering Document.

Advisor Class shares are offered at their NAV, without any initial sales charge or CDSC or Rule 12b-l fee.

Class U shares are offered at their NAV, without any initial sales charge or CDSC, and may be subject to a Rule 12b-1 fee, which may include a service fee, as described in the applicable Offering Document.

[1]

This Plan is intended to allow the Fund to offer multiple classes of shares to the full extent and in the manner permitted by Rule 18f-3 under the Act (the “Rule”), subject to the requirements and conditions imposed by the Rule.

The initial sales charge on Class A shares and CDSC on Class A and Class C shares are each subject to reduction or waiver as permitted by the Act, and as described in the applicable Offering Document.

Shares of one class of the Fund may be exchanged or converted into shares of another class of the Fund as set forth in the applicable Offering Document or as otherwise permitted by the officers of the Fund.

Allocations to Each Class

Expense Allocations

The following expenses shall be allocated, to the extent practicable, on a class-by-class basis: (i) Rule 12b-l fees payable by the Fund to the distributor or principal underwriter of the Fund’s shares (the “Distributor”), and (ii) transfer agency costs attributable to each class. Subject to the approval of the Fund’s Board of Trustees, including a majority of the independent Trustees, the following “Class Expenses” may be allocated on a class-by-class basis: (a) printing and postage expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a specific class, (b) SEC registration fees incurred with respect to a specific class, (c) blue sky and foreign registration fees and expenses incurred with respect to a specific class, (d) the expenses of administrative personnel and services required to support shareholders of a specific class (including, but not limited to, maintaining telephone lines and personnel to answer shareholder inquiries about their accounts or about the Fund), (e) litigation and other legal expenses relating to a specific class of shares, (f) Trustees’ fees or expenses incurred as a result of issues relating to a specific class of shares, (g) accounting and consulting expenses relating to a specific class of shares, (h) any fees imposed pursuant to a non- Rule 12b-1 shareholder services plan that relate to a specific class of shares, and (i) any additional expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if these expenses are actually incurred in a different amount with respect to a class, or if services are provided with respect to a class that are of a different kind or to a different degree than with respect to one or more other classes.

All expenses not now or hereafter designated as Class Expenses (“Fund Expenses”) will be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

However, notwithstanding the above, the Fund may allocate all expenses other than Class Expenses on the basis of relative net assets (settled shares), as permitted by the Rule.

Waivers and Reimbursements

The investment adviser of the Fund (the “Adviser”) or Distributor may choose to waive or reimburse Rule 12b-1 fees, transfer agency fees or any Class Expenses on a voluntary, temporary basis. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

Income, Gain and Losses

Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

The Fund may allocate income and realized and unrealized capital gains and losses to each share based on relative net assets (i.e. settled shares), as permitted by the Rule.

Voting Rights

Each share of a Fund entitles the shareholder of record to one vote. Each class of shares of the Fund will vote separately as a class with respect to the Rule 12b-1 plan applicable to that class and on other matters for which class voting is required under applicable law. Class A and Class C shareholders will vote as separate classes to approve any material increase in payments authorized under the Rule 12b-1 plan applicable to Class A shares.

Responsibilities of the Trustees

On an ongoing basis, the Trustees will monitor the Fund for the existence of any material conflicts among the interests of the classes of shares. The Trustees shall further monitor on an ongoing basis the use of waivers or reimbursement by the Adviser and the Distributor of expenses to guard against cross-subsidization between classes. The Trustees, including a majority of the independent Trustees, shall take such action as is reasonably necessary to eliminate any such conflict that may develop. If a conflict arises, the Adviser and Distributor, at their own cost, will remedy such conflict up to and including establishing one or more new registered management investment companies.

Reports to the Trustees

The Adviser and Distributor will be responsible for reporting any potential or existing conflicts among the classes of shares to the Trustees. In addition, the Trustees will receive quarterly and annual statements concerning distributions and shareholder servicing expenditures complying with paragraph (b)(3)(ii) of Rule 12b-1. In the statements, only expenditures properly attributable to the sale or servicing of a particular class of shares shall be used to justify any distribution or service fee charged to that class. The statements, including the allocations upon which they are based, will be subject to the review of the disinterested Trustees in the exercise of their fiduciary duties.

Amendments

The Plan may be amended from time to time in accordance with the provisions and requirements of the Rule.

Compliance with Fund Governance Standards

While the Plan is in effect, the Fund’s Board of Trustees will comply with the fund governance standards set forth in Rule 0-1(a)(7) under the Act.

Effective Date

The Plan is effective upon the date set forth above by action of the Fund’s Board of Trustees on January [ ], 2024.